UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 12, 2026

VOYAGER ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42211	N/A
(State or other jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

131 Concord Street, Brooklyn, NY 11201

(Address of principal executive offices and Zip Code)

Registrant’s telephone number, including area code: (347) 720-2907

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one half of one redeemable warrant	VACHU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	VACH	The Nasdaq Stock Market LLC
Warrants, each whole warrant entitling the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, exercisable 30 days after the completion of our initial business combination and will expire five years after the completion of our initial business combination or earlier upon redemption or our liquidation	VACHW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On March 12, 2026, Voyager Acquisition Corp., a Cayman Islands exempted company (“SPAC”) held an extraordinary general meeting of shareholders (the “Meeting”), at which holders of 21,743,532 SPAC Class A ordinary shares, par value $0.0001 per share (“SPAC Class A Ordinary Shares”) and SPAC Class B ordinary shares, par value $0.0001 per share (“SPAC Class B Ordinary Shares” and, collectively with the SPAC Class A Ordinary Shares, the “Shares”), were present in person or by proxy, representing approximately 68.754% of the voting power of the 31,625,000 issued and outstanding Shares entitled to vote at the Meeting as of the close of business on February 13, 2026, which was the record date for the Meeting.

At the Meeting, SPAC shareholders approved a proposal to approve by ordinary resolution and adopt the Business Combination Agreement, dated as of April 22, 2025, by and among SPAC, Veraxa Biotech AG (the “Company”), a public limited company organized under the laws of Switzerland, and Oliver Baumann, solely in his capacity as shareholder representative, as amended on October 18, 2025 and as further amended on February 2, 2026 (the “Business Combination Agreement”), and the transactions contemplated therein (the “Business Combination”), pursuant to which (i) Voyager Acquisition Sponsor Holdco LLC (the “Sponsor”) formed Veraxa Biotech Holding AG (“PubCo”), (ii) PubCo formed an exempted company limited by shares incorporated under the laws of the Cayman Islands, to be a direct wholly owned subsidiary of PubCo (“Merger Sub”), (iii) Sponsor shall transfer the PubCo ordinary shares, par value CHF 1/113.25 per share (the “PubCo Ordinary Shares”) to the Contribution Agent, (iv) SPAC shall merge with and into Merger Sub, with Merger Sub as the surviving company in the merger and, after giving effect to clause (v), continuing as a wholly owned subsidiary of PubCo (the “Initial Merger”), (v) the Contribution Agent shall contribute the Merger Sub shares received in the Initial Merger on behalf of the SPAC shareholders to PubCo and an increase to capital contribution reserves, (vi) the Contribution Agent shall transfer the PubCo Ordinary Shares received by Sponsor to the SPAC shareholders, (vii) Merger Sub will distribute its assets to PubCo as a liquidating distribution and, as soon as reasonably possible, Merger Sub shall be dissolved under the laws of the Cayman Islands and will cease to be a wholly owned subsidiary of PubCo, and (viii) as soon as practicable, but not less than twenty-four hours following the completion of the Initial Merger, the Company will merge with and into PubCo, with PubCo as the surviving entity in the merger (the “Business Combination Proposal”).

The following is a tabulation of the votes with respect to the Business Combination Proposal, which was approved by SPAC’s shareholders:

Share Votes For	Share Votes Against	Share Abstentions
20,453,587	1,289,900	45

At the Meeting, SPAC shareholders also approved a proposal to approve by special resolution the Initial Merger and plan of initial merger (the “Initial Merger Proposal”).

The following is a tabulation of the votes with respect to the Initial Merger Proposal, which was approved by SPAC’s shareholders:

Share Votes For	Share Votes Against	Share Abstentions
20,453,586	1,289,901	45

At the Meeting, SPAC shareholders also approved a proposal to consider and vote to approve by special resolution, an amendment to the SPAC amended and restated memorandum of association to remove the limitation that prevents the SPAC from redeeming SPAC Shares sold as part of SPAC’s initial public offering if such redemption would cause the SPAC to have net tangible assets of less than $5,000,001 (the “NTA Amendment Proposal”).

The following is a tabulation of the votes with respect to the NTA Amendment Proposal, which was approved by SPAC’s shareholders:

Share Votes For	Share Votes Against	Share Abstentions
20,453,587	1,289,900	45

At the Meeting, SPAC shareholders also approved four separate proposals to approve, on a non-binding advisory basis, certain governance provisions in the articles of association of PubCo (the “PubCo Charter”) upon completion of the Business Combination, specifically:

To consider and vote for the governance provision in the PubCo Charter providing authorized share capital of PubCo to be CHF 1,247,904 divided into 141,325,128 PubCo Ordinary Shares and authorizes the issuance of conditional share capital up to 40,948,029 PubCo Ordinary Shares, which, the board of directors of PubCo is authorized to increase the share capital at any time until December 31, 2030 up to a maximum of 70,662,564 additional PubCo Ordinary Shares, the votes were as follows:

Share Votes For	Share Votes Against	Share Abstentions
20,453,586	1,289,901	45

To consider and vote for the governance provision in the PubCo Charter providing for PubCo to have only one class of common shares, the votes were as follows:

Share Votes For	Share Votes Against	Share Abstentions
20,453,587	1,289,900	45

To consider and vote for the governance provision in the PubCo Charter removing any blank check company provisions, the votes were as follows:

Share Votes For	Share Votes Against	Share Abstentions
20,453,586	1,289,901	45

To consider and vote for the governance provision in the PubCo Charter providing that directors may only be removed by an absolute majority of the PubCo shareholders represented at a meeting of shareholders, the votes were as follows:

Share Votes For	Share Votes Against	Share Abstentions
20,453,587	1,289,900	45

At the Meeting, SPAC shareholders also approved a proposal to consider and vote upon a proposal to approve the adjournment of the Meeting to a later date or dates in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals (the “Adjournment Proposal”).

The following is a tabulation of the votes with respect to the Adjournment Proposal, which was approved by SPAC’s shareholders:

Share Votes For	Share Votes Against	Share Abstentions
20,442,812	1,300,675	45

Item 7.01 Regulation FD Disclosure.

On March 13, 2026, SPAC issued a press release (the “Press Release”) disclosing the number of redemptions which occurred in connection with the Meeting. For more information, please see Item 8.01 below. A copy of the Press Release is attached as Exhibit 99.1 and is incorporated herein by reference.

The information under this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into the filings of SPAC under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

Redemptions

In connection with the Meeting, SPAC shareholders holding an aggregate of 25,217,315 SPAC Class A Ordinary Shares exercised their right to redeem such shares for a pro rata portion of the funds in the trust account. As a result, approximately $885,556 will remain in SPAC’s trust account, subject to further redemption reversal requests (if any) received and approved by SPAC prior to the closing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is attached to this Current Report on Form 8-K:

Exhibit No.	Exhibit Title or Description
99.1	Press Release dated March 13, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VOYAGER ACQUISITION CORP.

Dated: March 18, 2026	By:	/s/ Adeel Rouf
	Name:	Adeel Rouf
	Title:	President and Chief Executive Officer

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